June 21, 2012

Michael R. Clampitt

Jessica Livingston

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Peoples Bancorp of North Carolina, Inc. (the “Registrant”) Registration Statement on Form S-1 (File No. 333-181347)

Dear Mr. Clampitt & Ms. Livingston,

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Peoples Bancorp of North Carolina, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 25, 2012, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated June 25, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

SANDLER O’NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs Authorized Signatory

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/Christopher S. Hooper

Name: Christopher S. Hooper

Title: An officer of the Corporation

For themselves and as Representatives of the other Underwriters